SCHEDULE 13G

                  Under the Securities Exchange Act of 1934
                         (Amendment No. ------------)



      			Household International Inc.

-----------------------------------------------------------------------
                         (Name of Issuer)



                               Common
-----------------------------------------------------------------------
                     (Title of Class of Securities)



                                441815107
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                              (CUSIP Number)


Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the Act (however, see the Notes)

Item 1(a) 	NAME OF ISSUER
	Household International Inc.
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	2700 Sanders Road
	Prospect Heights, IL  60070
Item 2(a)	NAME OF PERSON FILING
	Davis Selected Advisers, L.P. for
	Abar Foundation
	American Saw
	Atkins, B.
	Atlanta Gas & Light Company
	Atmos Energy
	Bowne & Co.
	Central & Southwest Systems Pension Plan

	Catholic Mutual Relief Society of American
Retirement Plan
	Davis Ptrns Fnd
	DetroitLaborers
	Davis Financial Fund
	Davis Growth & Income Fund
	Davis Growth Opportunity Fund
	Davis New York Venture Fund
	Davis Variable Financial Portfolio
	Davis Variable Value Portfolio
	Electrical Workers Annuity
	Electrical Workers Pension
	Eltech
	Emma Willard
	G Depreciation
	G Foundation
	Georgia
	Georgia Corp
	Gonzaga Univ
	Hathaway Brown
	Hoff Family Tr.
	Lewis & Roca
	Mass Mutual Portfolio
	Mass Mutual Variable
	Masters Select
	Mattin A
	Mattin B
	Medcen
	Mennen Family Trust
	Methodist Home
	Milder CP
	Minn Retail Meatcutters
	Mt. Sinai
	Mutual Protect
	NASDRegulation
	NedsIsland
	NM Mutual
	NYC Superior
	Omaha
	Plumber & Pipefitters
	SunAmerica Venture Value
	Prudential SP
	Quadsan
	RL Polk
	Selected America Shares
	Sicav Davis Financial Fund
	Sicav Davis Value Fund
	SSB Large Cap V
	Stobie Creek
	SunAnerica Style Select
	SunAmerica Large Cap Value
	Suburban Prop
	SunLifeFin'l
	SunLifeValue
	Temple
	Union Dale
	Via Metropolitan
	Volvo
	New England Zenith
	Merrill Lynch Wrap
	Dean Witter Wrap
	Paine Webber Wrap
	Piper Jaffray Wrap
	SSB Wrap
	APL Wrap
	Prudential Wrap
	CICB Wrap
	Raymond James Wrap
Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common
Item 2(e)	CUSIP NUMBER
	441815107
Item 3	FIELD PURSUANT TO RULE 13d-1(b)
(e) [X] Investment Adviser registered under Section 203 of the
Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned		29,557,294	shares

	Abar Foundation						4,100
	American Saw						8,200
	Atkins, B.							4,100
	Atlanta Gas & Light Company				29,400
	Atmos Energy						18,000
	Bowne & Co.							7,600
	Central & Southwest Systems Pension Plan		78,400
	Catholic Mutual Relief Society of American
		Retirement Plan					6,300
	Davis Ptrns Fnd						15,000
	Detroit Laborers						57,700
	Davis Financial Fund					1,139,500
	Davis Growth & Income Fund				57,600
	Davis Growth Opportunity Fund				36,000
	Davis New York Venture Fund				17,152,900
	Davis Variable Financial Portfolio			12,200
	Davis Variable Value Portfolio			83,800
	Electrical Workers Annuity				25,000
	Electrical Workers Pension				75,900
	Eltech							4,900
	Emma Willard						6,500
	G Depreciation						8,500
	G Foundation						3,400
	Georgia							12,600
	Georgia Corp						21,900
	Gonzaga Univ						12,100
	Hathaway Brown						9,200
	Hoff Family Tr.						6,600
	Lewis & Roca						3,300
	Mass Mutual Portfolio					202,900
	Mass Mutual Variable					12,500
	Masters Select						218,000
	Martin A							1,500
	Martin B							1,500
	Medcen							4,600
	Mennen Family Trust					26,000
	Methodist Home						34,600
	Milder CP							10,000
	Minn Retail Meatcutters					46,900
	Mt. Sinai							30,100
	Mutual Protect						6,300
	NASDRegulation						16,900
	NedsIsland							17,600
	NM Mutual							7,300
	NYC Superior						16,300
	Omaha								12,300
	Plumber & Pipefitters					4,600
	SunAmerica Venture Value				2,214,600
	Prudential SP						8,900
	Quadsan							10,000
	RL Polk							6,600
	Selected America Shares					4,002,100
	Sicav Davis Financial Fund				14,800
	Sicav Davis Value Fund					308,100
	SSB Large Cap V						45,200
	Stobie Creek						17,800
	SunAnerica Style Select					38,200
	SunAmerica Large Cap Value				22,500
	Suburban Prop						13,500
	SunLifeFin'l						4,200
	SunLifeValue						9,300
	Temple							3,200
	Union Dale							6,100
	Via Metropolitan						7,900
	Volvo								12,400
	New England Zenith					722,000
	Merrill Lynch Wrap					47,065
	Dean Witter Wrap						626,081
	Paine Webber Wrap						430,190
	Piper Jaffray Wrap					2,010
	SSB Wrap							167,927
	APL Wrap							355,735
	Prudential Wrap						737,281
	CICB Wrap							13,125
	Raymond James Wrap					139,880
	(b) Percent of class				14.27%
	Abar Foundation						0.00%
	American Saw						0.00%
	Atkins, B.							0.00%
	Atlanta Gas & Light Company				0.01%
	Atmos Energy						0.00%
	Bowne & Co.							0.00%
	Central & Southwest Systems Pension Plan		0.02%
	Catholic Mutual Relief Society of American
		Retirement Plan					0.00%
	Davis Ptrns Fnd						0.00%
	DetroitLaborers						0.01%
	Davis Financial Fund					0.24%
	Davis Growth & Income Fund				0.01%
	Davis Growth Opportunity Fund				0.01%
	Davis New York Venture Fund				3.64%
	Davis Variable Financial Portfolio			0.00%
	Davis Variable Value Portfolio			0.02%
	Electrical Workers Annuity				0.01%
	Electrical Workers Pension				0.02%
	Eltech							0.00%
	Emma Willard						0.00%
	G Depreciation						0.00%
	G Foundation						0.00%
	Georgia							0.00%
	Georgia Corp						0.00%
	Gonzaga Univ						0.00%
	Hathaway Brown						0.00%
	Hoff Family Tr.						0.00%
	Lewis & Roca						0.00%
	Mass Mutual Portfolio					0.04%
	Mass Mutual Variable					0.00%
	Masters Select						0.05%
	Martin A							0.00%
	Martin B							0.00%
	Medcen							0.00%
	Mennen Family Trust					0.01%
	Methodist Home						0.01%
	Milder CP							0.00%
	Minn Retail Meatcutters					0.01%
	Mt. Sinai							0.01%
	Mutual Protect						0.00%
	NASDRegulation						0.00%
	NedsIsland							0.00%
	NM Mutual							0.00%
	NYC Superior						0.00%
	Omaha								0.00%
	Plumber & Pipefitters					0.00%
	SunAmerica Venture Value				0.47%
	Prudential SP						0.00%
	Quadsan							0.00%
	RL Polk							0.00%
	Selected America Shares					0.85%
	Sicav Davis Financial Fund				0.00%
	Sicav Davis Value Fund					0.07%
	SSB Large Cap V						0.01%
	Stobie Creek						0.00%
	SunAnerica Style Select					0.01%
	SunAmerica Large Cap Value				0.00%
	Suburban Prop						0.00%
	SunLifeFin'l						0.00%
	SunLifeValue						0.00%
	Temple							0.00%
	Union Dale							0.00%
	Via Metropolitan						0.00%
	Volvo								0.00%
	New England Zenith					0.15%
	Merrill Lynch Wrap					0.16%
	Dean Witter Wrap						2.12%
	Paine Webber Wrap						1.46%
	Piper Jaffray Wrap					0.01%
	SSB Wrap							0.57%
	APL Wrap							1.20%
	Prudential Wrap						2.49%
	CICB Wrap							0.04%
	Raymond James Wrap					0.47%
	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers,L.P.    29,557,294

	(ii)  shared power to vote to direct the vote

		N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L.P.  29,557,294

	(iv) shared power to dispose or to direct the disposition of

		N/A
Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or
such 	securities and were not acquired in connection with or as a
participant in any transaction having such purposes or effect.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 14, 2001